Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz, CEO Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Appoints Dr. Arthur Santora as Chief Medical Officer

JERUSALEM (September 21, 2018) – Entera Bio Ltd. (NASDAQ: ENTX and ENTXW) today announced the appointment of Arthur C. Santora II, MD, PhD as its new Chief Medical Officer, effective immediately.

Dr. Santora has more than 30 years of experience in the biotech industry.  He has spent the majority of his career in the clinical research team at Merck, where he was the lead clinical research physician responsible for much of the clinical development of Fosamax® (alendronate sodium), one of the world's most prescribed osteoporosis treatments.  Dr. Santora was closely involved in the clinical development of Merck’s once-weekly Fosamax Plus D (alendronate sodium/ vitamin D3 combination tablets), the first drug/vitamin combination tablet in the US.  His position when he retired from Merck in 2017 was as Scientific Associate Vice President of Clinical Research, where he was directly responsible for the technical and scientific support for all clinical research of Fosamax/Fosamax plus D and contributed to the development of many other osteoporosis and endocrine marketed and investigational drugs.  Dr. Santora started his career at the FDA after completing an Endocrinology and Metabolism fellowship at the NIH Clinical Center in Bethesda, MD. He received an M.D. and Ph.D. in biochemistry from Emory University in Atlanta.

“As an industry veteran, Dr. Santora brings Entera Bio a wealth of experience overseeing development programs for innovative therapies.  Specifically, we believe Dr. Santora's experience leading development programs in the osteoporosis and endocrine space, including Fosamax and Fosamax Plus D, make him an exceptionally valuable leader for our current programs to develop oral formulations of parathyroid hormone (PTH) for osteoporosis and hypoparathyroidism” stated Dr. Phillip Schwartz, CEO.  “As one of the most accomplished people in the drug development industry for osteoporosis drugs, Dr. Santora is a valuable addition and significantly strengthens our growing management team. The presence of both Dr. Garceau, the former CMO of NPS and architect of Natpara® development for hypoparathyroidism, and Dr. Santora, one of world leaders in osteoporosis drug development, allows Entera to thoroughly cover all aspects of PTH development.

Dr. Santora stated, “I am excited to join the Entera Bio team to lead the clinical development of its oral formulation of PTH for osteoporosis and hypoparathyroidism.  An oral form of PTH for these indications would allow patients to better comply with their treatment simplifying their daily lives, and hopefully increasing the number of patients willing to take these important medications.”

The terms of Dr. Santora's engagement are subject to the approval of the company's shareholders.

Entera Bio would like to take this opportunity to wish our outgoing CMO Dr. Eric Lang, success in all his future endeavors. “Eric has contributed greatly to the strategy and operation of Entera, and we thank him for all his contributions,” stated Dr. Schwartz.

Fosamax® is a registered trademark of Merck & Co., Inc.  Natpara® is a registered trademark of Shire-NPS Pharmaceuticals, Inc.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of parathyroid hormone (PTH) for hypoparathyroidism (EB612) and osteoporosis (EB613).

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com